FMC Technologies, Inc.

Corporate Office

5875 N. Sam Houston Parkway W.

Houston, TX 77086

P +1 281.591.4000

F +1 281.260.2123

October 2, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Cecilia Blye, Chief, Office of Global Security Risk

RE:	FMC Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 1-16489

Dear Ms. Blye:

On behalf of FMC Technologies, Inc. (the “Company”), set forth below is the Company’s response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2013, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

For your convenience, the Company’s response is prefaced by the query presented by the Staff’s corresponding comment in bold and italicized text.

1.	We note your response to comment 1 in our letter dated September 5, 2013. Please tell us whether, in connection with their Iran contacts during fiscal 2012, your non-U.S. subsidiaries engaged in any transaction or dealing with any person or entity identified under Section 560.304 of Title 31, Code of Federal Regulations (relating to the definition of the Government of Iran).

During fiscal 2012, our non-U.S. subsidiaries did not engage in transactions or dealings with any entities identified under Section 560.304 of Title 31, Code of Federal Regulations.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any questions with respect to the information provided in this letter, please contact me by telephone at 281-591-4585 or by email to jeffrey.carr@fmcti.com.

FMC Technologies, Inc.

BY:	/s/ Jeffrey W. Carr
Jeffrey W. Carr
Senior Vice President,
General Counsel & Secretary

Cc: Mr. Pradip Bhaumik, Special Counsel

2